UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACCO Brands Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00081T108

(CUSIP Number)

Norman J. Harrison

Breeden Capital Management LLC

100 Northfield Street

Greenwich, Connecticut 06830

(203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,031,549
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,031,549

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,549
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.75%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,170,941
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,170,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,170,941
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.16%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 169,701
9. Sole Dispositive Power 0
10. Shared Dispositive Power 169,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.31%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 87,877
9. Sole Dispositive Power 0
10. Shared Dispositive Power 87,877

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.16%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 603,030
9. Sole Dispositive Power 0
10. Shared Dispositive Power 603,030

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.11%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 603,030
9. Sole Dispositive Power 0
10. Shared Dispositive Power 603,030

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.11%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,428,519
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,428,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.64%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00081T108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,031,549
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,031,549

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,549
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.75%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 29, 2007 and amended on July 14, 2008 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”) of ACCO Brands Corp., a Delaware corporation (the “Company”). Items 2 and 5 are hereby amended and restated.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Breeden Partners L.P., a Delaware limited partnership (the “Delaware Fund”); Breeden Partners (California) L.P., a Delaware limited partnership (the “California Fund”); Breeden Partners (California) II L.P., a Delaware limited partnership (the “California II Fund”); Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company (“Holdco”), Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”); Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”); Breeden Capital Management LLC, a Delaware limited liability company (the “Advisor”); and Richard C. Breeden, a citizen of the United States of America (“Mr. Breeden”). The Delaware Fund, the California Fund, the California II Fund and the Offshore Investors Fund are herein sometimes referred to collectively as the “Fund.” The Fund, the General Partner, the Advisor and Mr. Breeden are herein sometimes referred to collectively as the “Reporting Persons.”

The address of the principal office of each of the Delaware Fund, the California Fund, the California II Fund, the General Partner, the Advisor and Mr. Breeden is 100 Northfield Street, Greenwich, CT 06830. The address of the registered office of Holdco and of BPC is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. Mr. Breeden is the Managing Member of the General Partner and the Advisor.

The Fund is principally involved in the business of investing in securities. The General Partner is principally involved in the business of serving as the general partner of the Delaware Fund, the California Fund and the California II Fund. The Advisor is principally involved in the business of providing investment advisory and investment management services to the Fund and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Fund.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on July 18, 2008, the Delaware Fund owned 87,877 shares of Common Stock both beneficially and as direct owner, representing approximately 0.16% of the outstanding shares of Common Stock; the California Fund owned 1,170,941 shares of Common Stock both beneficially and as direct owner, representing approximately 2.16% of the outstanding shares of Common Stock; the California II Fund owned 169,701 shares of Common Stock both beneficially and as direct owner, representing approximately 0.31% of the outstanding shares of Common Stock; and Holdco owned 603,030 shares of Common Stock both beneficially and as direct owner, representing approximately 1.11% of the outstanding shares of Common Stock. As of July 18, 2008, the 2,031,549 shares of Common Stock beneficially owned in the aggregate by the Fund, which shares of Common Stock may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 3.75% of the Company’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 54,162,391 shares outstanding, which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

For purposes of disclosing the number of Common Shares beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Delaware Fund, the California Fund and the California II Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all the Common Shares that are owned beneficially and directly by the Delaware Fund, the California Fund and the California II Fund. The Advisor, as the investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially all the Common Shares that are owned beneficially and directly by the Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all the Common Shares that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund and Holdco each disclaims beneficial ownership of the Common Shares held directly by the others.

(c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock since the date of filing of Amendment No. 1 to this Schedule 13D.

(d) Not applicable.

(e) As of July 18, 2008, none of the Reporting Persons beneficially owns more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2008

BREEDEN PARTNERS L.P.		BREEDEN PARTNERS HOLDCO LTD.

By:	Breeden Capital Partners LLC,
	General Partner	By:	/s/ Richard C. Breeden
Richard C. Breeden
By:	/s/ Richard C. Breeden		Key Principal
Richard C. Breeden
Managing Member

BREEDEN CAPITAL PARTNERS LLC

BREEDEN PARTNERS (CALIFORNIA) L.P.		By:	/s/ Richard C. Breeden
Richard C. Breeden
By:	Breeden Capital Partners LLC,		Managing Member
General Partner

By:	/s/ Richard C. Breeden	BREEDEN CAPITAL MANAGEMENT LLC
Richard C. Breeden
	Managing Member	By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member
BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:	Breeden Capital Partners LLC,	BREEDEN PARTNERS (CAYMAN) LTD.
General Partner

By:	/s/ Richard C. Breeden	By:	/s/ Richard C. Breeden
	Richard C. Breeden		Richard C. Breeden
	Managing Member		Key Principal

/s/ Richard C. Breeden
Richard C. Breeden

Schedule I

TRANSACTIONS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected since the filing of Amendment No. 1 to this Schedule 13D by any of the Reporting Persons. All such transactions were effected in the open market.

Transaction Date	Transactions for the Account of the Delaware Fund	Transactions for the Account of the California Fund	Transactions for the Account of the California II Fund	Transactions for the Account of Holdco	Price per Share
7/14/2008	Sold 1,285	Sold 17,118	Sold 2,481	Sold 8,816	$8.4048
7/15/2008	Sold 19,207	Sold 255,912	Sold 37,087	Sold 131,794	$7.9564
7/16/2008	Sold 2,163	Sold 28,819	Sold 4,176	Sold 14,842	$7.9519
7/17/2008	Sold 46,827	Sold 623,931	Sold 90,421	Sold 321,321	$7.9175
7/18/2008	Sold 32,443	Sold 432,284	Sold 62,647	Sold 222,626	$7.9000